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                                 EXHIBIT TO S-4
                             REGISTRATION STATEMENT
                                  EXHIBIT 99.A


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                  {TO BE RETYPED ON THE DELAWARE COUNTY BANK &
                           TRUST COMPANY STATIONERY}


November __, 1996




Dear Fellow Shareholder:

     Enclosed you will find a Notice of Special Meeting of Shareholders and Proxy Statement. The Special Meeting will be held on _________, December __, 1996 at ________________________, Delaware, Ohio 43015, at _____ p.m. (local time). At this meeting your Directors are asking that you approve the reorganization of the Bank into a One-Bank Holding Company to be known as DCB Financial Corp. The enclosed materials describe in detail the proposed holding company formation. We urge you to read it carefully.

     As we previously have reported to you, your Board of Directors has studied the formation of a holding company for some time and believes that this is the appropriate time to proceed with this matter. The formation of a holding company will give the Bank additional corporate and financial flexibility as a subsidiary of a registered bank holding company. Your Board of Directors has unanimously approved the formation of the holding company and recommends that shareholders vote in favor of the transaction to form DCB Financial Corp. Each of the Directors has agreed to vote their shares in favor of the transaction. Management will, if necessary, vote its proxies to adjourn the meeting to insure that the Merger Agreement is approved.

     We look forward to seeing you at the Special Meeting. Whether or not you plan to attend the Meeting, please sign, date and return the enclosed Proxy in the enclosed envelope at your earliest convenience. The vote of 66 2/3% of all shareholders is required to approve of the Merger transaction. Thank you for your continued loyalty and support. If you have questions about this transaction, please feel free to contact me.


Sincerely,



Larry D. Coburn, President